AM 3/8/2005

SEC [barcode] MISSION

05036831

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 40583 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Southport Partners, LP

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

187 Westbury Road
(No. and Street)

| Southport | CT | 06890 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dale E. McIvor (800) 474-1231
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marks Paneth & Shron LLP
(Name – *if individual, state last, first, middle name*)

| 622 Third Avenue | New York | NY | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

RECEIVED FEB 28 2005 WASH., D.C. SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 15 2005 THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/11/05

## OATH OR AFFIRMATION

I, Dale E. McIvor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Southport Partners, L.P., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

Title

Notary Public My Commission Expires June 30, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# SOUTHPORT PARTNERS, L.P.

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2004

## AND FOR THE YEAR THEN ENDED

To The Partners of
Southport Partners, L.P.

## REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying balance sheet of Southport Partners, L.P. as of December 31, 2004 and the related statements of income, changes in partner's capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southport Partners, L.P. as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages seven and eight is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities & Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marks Paneth & Shron LLP

New York, NY
February 18, 2005

**SOUTHPORT PARTNERS, L.P.**

**BALANCE SHEET**

**DECEMBER 31, 2004**

ASSETS

| | |
|---|---|
| Cash | $ 18,270 |
| Accounts Receivable - Affiliates | 23,099 |
| TOTAL ASSETS | $ 41,369 |

LIABILITIES AND PARTNERS' CAPITAL

| | |
|---|---|
| Accounts and accrued expenses payable | $ 4,280 |
| Partners' Capital | 37,089 |
| TOTAL LIABILITIES AND PARTNERS' CAPITAL | $ 41,369 |

See Accompanying Notes

## 1. SIGNIFICANT ACCOUNTING POLICIES

The Company derives its revenues from advisory and other fees in connection with mergers and acquisitions and other financial services and from commissions on the private placement of securities.

## 2. THE COMPANY

A) The Company was formed in Connecticut on November 1, 1988. The Company provides investment banking services to corporations primarily related to merger and acquisition and related financial advice. The Company also provides services related to the private placement of securities with corporations, financial institutions, and other accredited investors. Registration as a broker-dealer under the Securities Exchange Act of 1934 was effective October 16, 1989. The Company is a limited partnership.

B) The Company operated under an expense sharing agreement with its parent Southport Partners, a Connecticut general partnership until June 30, 2003. The company has informed NASD that as of June 30, 2003 it no longer operates under such agreement.
The expense sharing agreement provided for Southport Partners to pay all of the operating expenses of the Company, except for certain regulatory fees, in exchange for a share of the revenue as provided in the agreement. Starting July 1, 2003 all expenses and revenues are booked directly in the company's books.

## 3. NET CAPITAL REQUIREMENT

The Company is subject to Rule 15c3-1 of the Securities & Exchange Act of 1934 which requires that the ratio of aggregated indebtedness to net capital, as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2004 the Company's net capital and aggregate indebtedness, as defined, were $13,990 and $4,280 respectively. The net capital ratio was .3059 or 30.59% compared to a maximum allowable percentage of 1,500%. Net capital exceeded requirements by $8,990.

## 4. ANNUAL REPORT

Pursuant to Rule 17a-5 of the Securities & Exchange Commission, the Statement of Financial Condition is available for examination at the Company's principal place of business, 187 Westway Road, Southport, Connecticut 06890, and at the regional office of the Commission located at 73 Tremont Street, Suite 600, Boston, MA 02108.